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18000602

SI ⏐⏐⏐⏐)N

Securities and Exchange

FEB 2 3 2018

RECEIVED

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53557

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   **01/01/17**   AND ENDING   **12/31/17**

                                              (MM/DD/YY)   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Tradebot Systems, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

    1251 NW Briarcliff Parkway, Suite 700

                       (No. and Street)

Kansas City	**MO**	**64116**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

    Jennifer Tomlinson   **(816) 285-6400**

                                                                          (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

    Grant Thornton LLP

                            (Name - *if individual, state last, first, middle name*)

1201 Walnut St., Suite 2200	**Kansas City**	**MO**	**64106**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240. 17a-5(e) (2).

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number



OATH OR AFFIRMATION

I, <u>Jennifer Tomlinson</u>, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of <u>Tradebot Systems, Inc.</u> as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Title

_____
Notary Public

ANTHONY J. SCHULTE
My Commission Expires
September 18, 2019
Platte County
Commission #15241991

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c-3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

TRADEBOT SYSTEMS, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2017

ASSETS

CURRENT ASSETS

Cash and cash equivalents	$ 54,269,736
Receivables from brokers, dealers, and clearing organizations	3,930,314
Trading securities	1,943,212
Prepaid and other current assets	408,706
Income tax receivable	11,080
TOTAL CURRENT ASSETS	60,563,048

PROPERTY AND EQUIPMENT, at cost

Computer equipment and software	13,909,812
Aircraft	6,754,034
Leasehold improvements	2,424,540
Office furniture and fixtures	546,670
	23,635,056
Less accumulated depreciation and amortization	(18,694,564)
NET PROPERTY AND EQUIPMENT	4,940,492

OTHER ASSETS	3,726,814
TOTAL ASSETS	$ 69,230,354

LIABILITIES

CURRENT LIABILITIES

Accounts payable	$ 5,013,288
Accrued expenses and other current liabilities	2,747,265
Securities sold, not yet purchased	1,624,231
Deferred rent	17,007
TOTAL CURRENT LIABILITIES	9,401,791
TOTAL LIABILITIES	9,401,791

STOCKHOLDER'S EQUITY

COMMON STOCK, $.0001 par value, authorized shares - 50,000,000, issued and outstanding shares - 10,000,000	1,000
RETAINED EARNINGS	59,827,563
TOTAL STOCKHOLDER'S EQUITY	59,828,563
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 69,230,354